UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
EVII Mission Hills, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    March 23, 2024

Physical address of issuer
15555 San Fernando Mission Blvd., Mission Hills, CA 91345

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	468065	280246.35
Cash & Cash Equivalents	468065	280246.35
Accounts Receivable	0	0
Short-term Debt	0	0
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	-1,007,997	-349,943

April 23, 2026

FORM C-AR

EVII Mission Hills, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by EVII Mission Hills, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at evinitiative.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or

otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

EVII Mission Hills, Inc. (the "Company") is a California Corporation, formed on March 23, 2024.

The Company is located at 15555 San Fernando Mission Blvd., Mission Hills, CA 91345.

The Company's website is evinitiative.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

EV Initiative Destination Charging Infrastructure™, Experience-Driven Charging™ facilities that integrate Tesla Supercharger infrastructure with amenity and retail ecosystems. The DC Fast Chargers will be open to the public 24 hours a day, seven days a week, with EV Initiative handling all ongoing operations.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry
We have no operating history on which to base our performance, so our prospects must be considered in light of the risks that any new company faces.

We were incorporated under the laws of California on March 14, 2024. As a result, we lack a track record from which to assess our prospects and future performance. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider

the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The experience and skills of the board of directors, executive officers, and key employees are critical to the company's success.

The Company is particularly reliant on key members of the Company's founding team, Aaron Zeraldo and Warren Navarro, who are spearheading the inception of the Company as its executive officers.

The loss of Aaron Zeraldo, Warren Navarro, or any other member of the board of directors or executive officer could have a negative impact on the company's business, financial condition, cash flow, and operating results.

The amount of capital the Company is attempting to raise in this Offering is insufficient to fund the Company's current operations.

In order to meet the Company's short- and long-term objectives, funds other than those raised in the Offering will be required. There is no guarantee that the Company will be able to raise such funds on favorable terms, if at all. If we are unable to raise sufficient capital in the future, we will be unable to carry out our business plan, our continued operations will be jeopardized, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, causing an investor to lose all or a portion of his or her investment.

Despite its reliance on certain key personnel, the Company does not have any key man life insurance policies on any of these individuals.

The Company relies on Aaron Zeraldo and Warren Navarro to carry out its operations and business plan; however, the Company has not purchased any insurance policies covering those individuals in the event of their death or disability. As a result, if either Aaron Zeraldo or Warren Navarro dies or becomes disabled, the Company will not receive any compensation to cover their absence. The loss of such a person could have a negative impact on the Company's operations.

In both the United States and various foreign jurisdictions, we are subject to income and non-income based taxes such as payroll, sales, use, value-added, net worth, property, and goods and services.

In order to determine our provision for income taxes and other tax liabilities, we must exercise significant judgment. In the ordinary course of our business, there are numerous transactions and calculations where the ultimate tax determination is unknown. Although we believe our tax estimates are reasonable, (i) there is no guarantee that the final determination of tax audits or tax disputes will not differ from what is reflected in our income tax provisions, expense amounts for non-income-based taxes, and accruals, and (ii) any material differences could have a negative impact on our financial position and operating results in the period or periods for which determination is made.

A pandemic, such as the coronavirus (COVID-19) outbreak, or other watershed events that can disrupt normal operations may have a material negative impact on the company's business operations. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the company's operations may be materially adversely affected.

Our future cash flow is dependent on the performance of the operations located at 15555 San Fernando Blvd., Mission Hills, CA. and the adoption of electric vehicles in California. The California Air Resources Board (CARB) in August 2022 approved a landmark plan to end the sale of gasoline-only vehicles in the state by 2035 and set yearly, rising requirements for zero-emission vehicles, starting in 2026. We are subject to the risk of external adoption of new transportation technologies. The property is reliant on external EV drivers utilizing the operations, and a change in market conditions may lead to underperformance.

Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather, or natural disaster, there is no guarantee that our sales and financial performance will not suffer, which could have a negative impact on our revenues.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties. Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional

unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

The seller has executed an agreement to sell the Property to the new owner/operator, however the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the Property located at 15555 San Fernando Mission Blvd. Mission Hills, CA 91345, USA will not be accepted and the proceeds from this Offering will be reallocated to acquiring a new location for the business operations of the Company.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company and our business model currently focuses on planning/design, pre-construction, procurement, construction, and planning for post-construction requirements to bring the company to operational status for the general public, rather than generating revenue.

While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

The Company has indicated that it may engage in certain transactions with related persons.

Please see the section of this Form C entitled "Transactions with Related Persons" for further details.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate - it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future.

Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

The Securities in this Offering are Non-Voting and have no protective provisions.

The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The experience and skills of the board of directors, executive officers, and key employees are critical to the company's success.

The Company is particularly reliant on Aaron Zeraldo and Warren Navarro, who will be the Company's directors on May 1, 2024.

The Company has or intends to enter into employment agreements with Aaron Zeraldo and Warren Navarro, but there is no guarantee that it will do so or that they will remain employed by the Company for a set period of time. The loss of Aaron Zeraldo, Warren Navarro, or any other member of the board of directors or executive officer could have a negative impact on the company's business, financial condition, cash flow, and operating results.

The amount of capital the Company is attempting to raise in this Offering is insufficient to fund the Company's current operations.

In order to meet the Company's short- and long-term objectives, funds other than those raised in the Offering will be required. There is no guarantee that the Company will be able to raise such funds on favorable terms, if at all. If we are unable to raise sufficient capital in the future, we will be unable to carry out our business plan, our continued operations will be jeopardized, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, causing an investor to lose all or a portion of his or her investment.

Despite its reliance on certain key personnel, the Company does not have any key man life insurance policies on any of these individuals.

The Company relies on Aaron Zeraldo and Warren Navarro to carry out its operations and business plan; however, the Company has not purchased any insurance policies covering those individuals in the event of their death or disability. As a result, if either Aaron Zeraldo or Warren Navarro dies or becomes disabled, the Company will not receive any compensation to cover their absence. The loss of such a person could have a negative impact on the Company's operations.

In both the United States and various foreign jurisdictions, we are subject to income and non-income based taxes such as payroll sales, use, value-added, net worth, property, and goods and services.

In order to determine our provision for income taxes and other tax liabilities, we must exercise

significant judgment. In the ordinary course of our business, there are numerous transactions and calculations where the ultimate tax determination is unknown. Although we believe our tax estimates are reasonable, (i) there is no guarantee that the final determination of tax audits or tax disputes will not differ from what is reflected in our income tax provisions, expense amounts for non-income-based taxes, and accruals, and (ii) any material differences could have a negative impact on our financial position and operating results in the period or periods for which determination is made.

A pandemic, such as the coronavirus (COVID-19) outbreak, or other watershed events that can disrupt normal operations may have a material negative impact on the company's business operations. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the company's operations may be materially adversely affected.

Our future cash flow is dependent on the performance of the operations located at 15555 San Fernando Blvd., Mission Hills, CA. and the adoption of electric vehicles in California. The California Air Resources Board (CARB) in August 2022 approved a landmark plan to end the sale of gasoline-only vehicles in the state by 2035 and set yearly, rising requirements or zero-emission vehicles, starting in 2026. We are subject to the risk of external adoption of new transportation technologies. The property is reliant on external EV drivers utilizing the operations, and a change in market conditions may lead to underperformance.

Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather, or natural disaster, there is no guarantee that our sales and financial performance will not suffer, which could have a negative impact on our revenues.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally[, as well as international economic conditions]. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to

14

insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the new owner/operator of the Property will not be accepted and the proceeds from th.is Offering will be returned to potential investors without interest.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The experience and skills of the board of directors, executive officers, and key employees are critical to the company's success.
The Company is particularly reliant on Aaron Zeraldo and Warren Navarro, who will be the Company's directors on May 1, 2024.

The Company has or intends to enter into employment agreements with Aaron Zeraldo and Warren Navarro, but there is no guarantee that it will do so or that they will remain employed by the Company for a set period of time. The loss of Aaron Zeraldo, Warren Navarro, or any other member of the board of directors or executive officer could have a negative impact on the company's business, financial condition, cash flow, and operating results.

The amount of capital the Company is attempting to raise in this Offering is insufficient to fund the Company's current operations.

In order to meet the Company's short- and long-term objectives, funds other than those raised in the Offering will be required. There is no guarantee that the Company will be able to raise such funds on favorable terms, if at all. If we are unable to raise sufficient capital in the future, we will be unable to carry out our business plan, our continued operations will be jeopardized, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, causing an investor to lose all or a portion of his or her investment.

Despite its reliance on certain key personnel, the Company does not have any key man life insurance policies on any of these individuals.

The Company relies on Aaron Zeraldo and Warren Navarro to carry out its operations and business plan; however, the Company has not purchased any insurance policies covering those individuals in the event of their death or disability. As a result, if either Aaron Zeraldo or Warren Navarro dies or becomes disabled, the Company will not receive any compensation to cover their absence. The loss of such a person could have a negative impact on the Company's operations.

In both the United States and various foreign jurisdictions, we are subject to income and non-income based taxes such as payroll, sales, use, value-added, net worth, property, and goods and services.

In order to determine our provision for income taxes and other tax liabilities, we must exercise significant judgment. In the ordinary course of our business, there are numerous transactions and calculations where the ultimate tax determination is unknown. Although we believe our tax estimates are reasonable, (i) there is no guarantee that the final determination of tax audits or tax disputes will not differ from what is reflected in our income tax provisions, expense amounts for non-income-based taxes, and accruals, and (ii) any material differences could have a negative impact on our financial position and operating results in the period or periods for which determination is made.

A pandemic, such as the coronavirus (COVID-19) outbreak, or other watershed events that can disrupt normal operations may have a material negative impact on the company's business operations. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the company's operations may be materially adversely affected.

Our future cash flow is dependent on the performance of the operations located at 15555 San Fernando Blvd., Mission Hills , CA. and the adoption of electric vehicles in California. The California Air Resources Board (CARB) in August 2022 approved a landmark plan to end the sale of gasoline-only vehicles in the state by 2035 and set yearly, rising requirements for zero-emission vehicles, starting in 2026. We are subject to the risk of external adoption of new transportation technologies. The property is reliant on external EV drivers utilizing the operations, and a change in market conditions may lead to underperformance.

Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather, or natural disaster, there is no guarantee that our sales and financial performance will not suffer, which could have a negative impact on our revenues.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally[, as well as international economic conditions]. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We[, or in certain instances, tenants of our properties,] carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. [Further, certain properties are located in areas that are subject to earthquake activity and floods.] Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits

related to one or more properties. This could have an adverse effect on our business and results of operations.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the new owner/operator of the Property will not be accepted and the proceeds from this Offering will be returned to potential investors without interest.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company and our business model currently focuses on [fill in focus and cash requirements] rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately [FILL IN], assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

EV Initiative Destination Charging Infrastructure™, Experience-Driven Charging™ facilities that integrate Tesla Supercharger infrastructure with amenity and retail ecosystems. The DC Fast Chargers will be open to the public 24 hours a day, seven days a week, with EV Initiative handling all ongoing operations.

Business Plan

The Company's Business Plan is attached to the Form C as "Exhibit B". Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into the Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Aaron Zeraldo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer (Mar 23, 2024) Director (May 1, 2024)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Inc., Chief Executive Officer

Education

Seneca College - General Business Diploma Seneca College - Financial Planning Advanced Diploma
Name

Warren Navarro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer (Mar 14, 2024) Director (May 1, 2024)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Inc., Chief Operating Officer (Mar 2022 to Present) Elocity, Inc., Director of Strategic Partnerships and Alliances (Jul 2021 to Mar 2022) ChargeLab, Inc., Strategic Partnerships (May 2019 to Apr 2021)

Education

Bachelors of Commerce; Entrepreneurship, Business Management. Ryerson University 2011 - 2015 Diploma; International Business Administration. Seneca Polytechnic 2009-2011
Name

Tadhe Hovsepian

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, (March 14, 2024 to present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, (March 14, 2024 to present) Founding the strategic direction and scaling the operations. EV Initiative Inc., Chief Operating Officer (Mar 2022 to Present) EV Initiative Inc., Director (Dec 2022 to Present) EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS)

Education

Trade school, for Smog Emission Technician with BAR's California Automotive Resource Center (CalARC) (1996 -2019) license renewal was mandatory every 2 years.
Name

Daniel Robinson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director (March 15, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Infrastructure, Inc. Director (Oct 2023 to Present) Red Telecom Ltd. (1996-2023)

Education

BA Vassar College Poughkeepsie, NY (1984–1988) MBA New York University Stern School of Business (1991-1993)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	3,000,000
Voting Rights	There are voting rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	N/A

Type of security	Class B Common Stock
Amount outstanding	1,134,113
Voting Rights	None
Anti-Dilution Rights	The shares of Common Stock will be subject to dilution if/when the Company issues new shares of Common Stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,204,891	$2,064,112.68	Intermediary fees, company seed costs, land, EV charge, permitting and engineering, paving, car ports, security systems, utility upgrades, installation, marketing, management and fundraising.	May 21, 2024	Regulation CF

Ownership

The Company is solely owned by EVI Infrastructure Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Aaron Zeraldo	25.0%
Warren Navarro	25.0%
Tadhe Hovsepian	25.0%
Daniel Robinson	25.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the completing project at 15555 San Fernando Mission Blvd.

Management intends to achieve profitability by completing the development and opening of its first EV Destination Charging facility at 15555 San Fernando Mission Blvd., Mission Hills, CA. Key steps include: (1) finalizing the property acquisition via the existing MOU with TYLD LLC; (2) completing permitting and engineering with Tesla and the City of Los Angeles; (3) commencing construction of the DC Fast Charging and Tesla Supercharger infrastructure; and (4) opening to the public and generating revenue through charging fees, retail tenants, and amenity operations. The Company anticipates its new Regulation CF offering, currently in preparation for launch, will provide the additional capital required to reach operational status.

Liquidity and Capital Resources

On May 21, 2024 the Company conducted an offering pursuant to Regulation CF and raised $2,064,112.68.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Property, Goods or Services

Related Person/EntityTYLD, LLC .Relationship to the CompanyTodd Hovsepian, Company DirectorTotal amount of money involved$1,150,000.00Benefits or compensation received by related personThe sale of previously purchased land.Benefits or compensation received by CompanyThe real estate which will host the operations of EVII Mission Hills. Description of the transactionTodd Hovsepian owns TYLD LLC which has an MOU to sell ownership of 15555 San Fernando Mission Blvd. Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Warren Navarro(Signature)Warren Navarro(Name)Chief Operating Officer(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



EVII Mission Hills Inc. (the "Company") a California Corporation

Financial Statements (Audited) and
Independent Auditor's Report

As of Inception - March 14, 2024



INDEPENDENT AUDITOR'S REPORT

To Management
EVII Mission Hills Inc.

We have audited the accompanying statement of financial position of EVII Mission Hills Inc. as of its inception on March 14, 2024. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of EVII Mission Hills Inc. as of its inception on March 14, 2024 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 19, 2024

Vincenzo Mongio

Statement of Financial Position (Audited)

	As of March 14, 2024 (Inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EVII Mission Hills Inc. ("the Company") was formed in California on March 14, 2024. The Company has not commenced planned principal operations and is currently conducting research and development. The Company is located at 15555 San Fernando Mission Blvd., Mission Hills, California and plans to earn revenue by refueling electric vehicles for a fee in the San Fernando Valley of Los Angeles County, offering a concentration of high-power DC Fast Chargers to the public 24 hours a day, seven days a week.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a no-par value per share and 3,000,000 shares of common stock were issued and outstanding as of March 14, 2024.

Voting: Common stockholders are entitled to one vote per share.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 14, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2024, the date these financial statements were available to be issued.

An April 11, 2024, the Company entered into a memorandum of understanding with one of the founders to set forth the intentions of both parties to complete the sale of property owned by the founder to the Company for a total amount of $1,150,000. The sale will be subject to the terms and conditions set forth in a definitive purchase and sale agreement to be consummated by December 31, 2025.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.



EVII Mission Hills Inc. (the "Company") a California Corporation

**Financial Statements (Audited) and
Independent Auditor's Report**

Year ending December 31st, 2025

EVII MISSION HILLS INC.
FINANCIAL STATEMENTS

TABLE OF CONTENTS

PAGE(S)

Independent Auditors' Report 1

FINANCIAL STATEMENTS

Balance Sheet 4

Statement of Operations 5

Statement of Changes in Stockholders' Equity 6

Statement of Cash Flows 7

Notes to Financial Statements 8-12



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Oversight Board EVII Mission Hills Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of EVII Mission Hills, Inc., which comprise the balance sheet as of December 31, 2025, and the related statements of operation and stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of EVII Mission Hills, Inc. as of December 31, 2025, and the results of its operations and its cashflow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent EVII Mission Hills, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about EVII Mission Hills, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EVII Mission Hills, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt EVII Mission Hills, Inc's ability to continue as a going concern for a reasonable period of time.



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAS Partners LLC

Pembroke Pines, Florida

April 17, 2026

	2025
ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 468,065
TOTAL ASSETS	468,065
	$ **468,065**
LIABILITIES AND EQUITY	
Liabilities	$ -
TOTAL LIABILITIES	-
Class B non-voting Common Stock, net of offering costs	1,825,905
Additional Paid in Capital	100
Accumulated Deficit	(1,357,940)
TOTAL EQUITY	468,065
TOTAL LIABILITIES AND EQUITY	$ **468,065**

See Independent Auditor's Report and accompanying notes

which are an integral part of these financial statements.

	2025
Revenue	$ -
Operating Expenses	
General and Administrative	1,007,997
Research and Development	-
Total Operating Expenses	1,007,997
Operating Income (loss)	(1,007,997)
Provision for Income Tax Expense/(Benefit)	-
Net Loss	$ **(1,007,997)**

See Independent Auditor's Report and accompanying notes

which are an integral part of these financial statements.

	Class A Common Stock		Class B non-voting Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Ending Balance 1/1/2025	3,000,000	$ -	888,836	$ 630,089	$ 100	$ (349,943)	$ 280,246
Issuance of Common Stock	-	-	245,277	1,205,277	-	-	1,205,277
Stock issue expense	-	-	-	(9,461)	-	-	(9,461)
Net income (loss)	-	-	-	-	-	(1,007,997)	(1,007,997)
Ending Balance 12/31/2025	**3,000,000**	**$ -**	**1,134,113**	**$ 1,825,905**	**$ 100**	**$ (1,357,940)**	**$ 468,065**

See Independent Auditor's Report and accompanying notes

which are an integral part of these financial statements.

	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (1,007,997)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
NET CASH USED IN OPERATING ACTIVITIES	(1,007,997)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Proceeds from Class B non-voting Common Stock, net of offering costs	1,195,816
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,195,816
CHANGE IN CASH AND CASH EQUIVALENTS	187,819
Cash and Cash Equivalents - Beginning of Year	280,246
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 468,065

See Independent Auditor's Report and accompanying notes

which are an integral part of these financial statements.

Note 1 - Nature of Operations

EVII Mission Hills Inc. ("the Company") was formed in California on March 14, 2024. The Company has not commenced planned principal operations and is currently conducting research and development. The Company is located at 15555 San Fernando Mission Blvd., Mission Hills, California and plans to earn revenue by refueling electric vehicles for a fee in the San Fernando Valley of Los Angeles County, offering a concentration of high-power DC Fast

Chargers to the public 24 hours a day, seven days a week.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Organization conform with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC).

The policies that materially affect the financial position and results of operation of the Organization are summarized as follows:

ACCOUNTING METHOD

The financial statements are prepared using the accrual basis of accounting, which recognizes revenue in the period earned and expenses when incurred.

BASIS OF PRESENTATION

Financial statement presentation follows the recommendations of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) No. 958. Under FASB ASC No. 958-210-50-3, the Organization is required to report information regarding its financial position and activities according to two classes of net assets:

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Expenses by function have been allocated among program and supporting services classifications directly or on the basis of estimates made by the Organization's management. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

CONCENTRATIONS OF CREDIT RISKS

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Note 2 - Summary of Significant Accounting Policies (Continued)

REVENUE RECOGNITION

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

EQUITY BASED COMPENSATION

The Company did not have any equity-based compensation as of December 31st, 2025.

Note 2 - Summary of Significant Accounting Policies (Continued)

INCOME TAXES

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Note 3 – Commitments and Contingencies

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 Equity

The Company has authorized 10,000,000 shares of common stock with no par value per share, consisting of 3,000,000 shares of Class A Voting Common Stock and 7,000,000 shares of Class B Non-Voting Common Stock. As of December 31, 2025, 3,000,000 shares of Class A Voting Common Stock and 1,134,113 shares of class B Non-Voting Common Stock were issued and outstanding.

Voting: Holders of Class A Voting Common Stock are entitled to one vote per share and to receive notice of shareholder meetings. Holders of Class B Non-Voting Common Stock have no voting rights and are not entitled to notice of shareholder meetings, except as required by law.

Note 5 – Subsequent Events

The Organization did not have any other subsequent events through April 17, 2026, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2025.